FOSTER'S
GROUP

82-1711

8 March 2006

FOSTER'S PRICES MTN ISSUE UNDER NEW AUSTRALIAN DOLLAR COMMERCIAL PAPER AND MEDIUM TERM NOTE PROGRAMME

Foster's Group Limited (Foster's) today announced the successful launch of a new Australian dollar Commercial Paper and Medium Term Note programme with the pricing of a A$300 million 4-year note issue (Foster's MTNs). The fixed rate tranche of A$175 million carries a coupon of 6.25% for a yield of 6.19%, equivalent to swap plus 43 basis points. The floating rate tranche of A$125 million was priced at 3 month BBSW plus 43 basis points.

Foster's offer to repurchase Medium Term Notes issued by Southcorp Finance Limited (Southcorp MTNs) announced to the market on 14 February 2006 closed at 5.00pm Tuesday 7 March 2006.

The net proceeds from the issue of the Foster's MTNs will be used to repurchase Southcorp MTNs.

Fosters Brewing Group

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